June 27, 2014

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rogers Communications, Inc.

Form 40-F for the Year Ended December 31, 2013

Form 6-K

Filed February 14, 2014

File No. 001-10805

Dear Mr. Spirgel:

We have reviewed your letter dated June 16, 2014 regarding the February 14, 2014 filings of Rogers Communications Inc. (the “Company”) for the year ended December 31, 2013 (the “Filings”). Below are our responses to your letter, with your requests reproduced in italics for ease of reference.

Accounting policies, page 79

1.	With a view towards expanded policy disclosure, please explain to us your accounting policy for multi-year sports broadcast rights agreements. Please address in your response the related annual contractual fees, your basis for capitalization, methodology for amortization, your basis for measurement of relative economic value and net realizable value, and the balance sheet classification.

Response: The Company accounts for these multi-year sports programming rights agreements in accordance with IAS 38, Intangible Assets. The Company records contractual fees for multi-year sports broadcasting rights when the licence period begins and the related programming is available for use. The total amount expensed under multi-year sports programming rights agreements was approximately $128 million in fiscal 2013.

To the extent that prepayments are made at the commencement of a contract towards future year’s rights fees, these prepayments are recorded as intangible assets and amortized to operating expenses over the contract term as described below. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets – prepaid expenses in our consolidated statement of financial position as the rights will be consumed within the next 12 months. As at December 31, 2013, prepaid rights fees of $28 million were recorded as intangible assets and prepaid rights fees of $6 million were recorded as prepaid expenses for multi-year sports broadcast rights agreements.

International Financial Reporting Standards do not specify the method of amortization, but require the method to reflect the pattern of expected consumption of the future economic benefit of the asset in the determination of the amortization method. The cost for multi-year sports broadcast rights agreements are amortized to operating expenses during the applicable seasons based on the pattern in which the rights’ economic benefits are expected to be consumed with reference to the Company’s projections of advertising and subscriber revenues. If the annual contractual payments related to each season approximate the pattern of expected future economic benefits consumption, which is the case for the Company’s existing multi-year sports broadcast rights, the Company expenses these contractual payments during the applicable season. Historically, the contractual fees owing under the Company’s multi-year sports broadcasting rights arrangements generally increase annually between three and seven percent.

The Company assesses its program rights intangible assets for impairment in accordance with IAS 36, Impairment of Assets. In 2013, and historically, there have been no such impairments for our multi-year sports broadcast rights as the expected recoverable amounts have exceeded the carrying amounts.

Note 18: Long-term Debt, pages 111 – 112

2.	We note certain of your senior notes and debentures are unsecured obligations of RCI for which Roger Communications Partnership is a guarantor or co-obligor. Explain to us why you have not filed full audited financial statements, MD&A, and selected data for Rogers Communications Partnership and condensed financial statements of RCI.

Response: The Company and Rogers Communications Partnership (“RCP”) are MJDS-eligible. The Company is eligible to file its annual report on Form 40-F and is eligible to use Form F-10 for registered securities offerings in the United States. RCP, a wholly owned subsidiary of the Company, is also eligible to use Form F-10 for securities offerings pursuant to, and in compliance with, General Instruction 1.H. of Form F-10.

Both the Company and RCP are MJDS-eligible and therefore Rule 3-10 of Regulation S-X does not apply. We refer you to Securities Act Release No. 33-7878, which states the following in Section III.C.7.b.:

When a Canadian parent company and one or more subsidiaries register an offering of guaranteed securities under the multijurisdictional disclosure system, the parent company and the subsidiaries incur reporting obligations under Section 15(d). When a subsidiary issuer or subsidiary guarantor is also eligible to register its security under the MJDS, the financial statements that would appear in the registration statement and in any annual report on Form 40-F filed by the Canadian parent company would not be affected by Rule 3-10. The disclosure would be in accordance with Canadian disclosure standards.

Accordingly, Canadian disclosure standards, and not Regulation S-X or Rule 3-10 thereof, generally are applicable to the content of the Company’s Form 40-F with respect to RCP’s financial statements. The Company’s annual report complies with the applicable Canadian financial reporting requirements in this respect.

3.	In regard to the above comment, please tell us if any other entities are co-obligors or guarantors of your debt such as Rogers Wireless, Inc., Rogers Wireless Partnership, or Rogers Cable Communications, Inc.

Response: The Company confirms that no other entities are co-obligors or guarantors of its debt.

As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paulina Molnar, for

Anthony Staffieri, FCPA, FCA

Chief Financial Officer

Rogers Communications Inc.